DESCRIPTION OF ALLEGHENY ENERGY, INC.'S CORPORATE CHART

         The corporate chart of Allegheny Energy, Inc. and its subsidiaries, which has been omitted, sets forth the ownership of Allegheny Energy, Inc's various direct and indirect subsidiaries.